Exhibit 99.1

Sinovac Receives Approval from China for its Quadrivalent Influenza Vaccine

BEIJING — (BUSINESS WIRE) — Sinovac Biotech Ltd. (“Sinovac” or the “Company”)(Nasdaq: SVA), a leading provider of biopharmaceutical products in China, today announced the China National Medical Products Administration (or NMPA) issued a product license for its quadrivalent Influenza vaccine (or QIV).

Sinovac expects its QIV to be available to the China market for the 2020-2021 influenza season. QIV contains two A strains and two B strains, recommended by the WHO, and the vaccine protects a target group of 3 years and older against the influenza disease.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “The approval of QIV demonstrates our ongoing commitment to develop vaccines against flu-related diseases. In addition to the newly approved QIV, our licensed influenza vaccine portfolio consists of Anflu®, China's first preservative-free trivalent influenza virus split vaccine; Panflu®, China's first pandemic influenza virus (H5N1) inactivated vaccine; and PANFLU.1®, the world's first influenza A H1N1 influenza virus split vaccine. By leveraging our expertise in influenza vaccine technology, Sinovac is able to provide a great variety of solutions against flu related disease."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases.

Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program.

The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, a quadrivalent influenza vaccine and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets.

The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Investors:

ICR Inc.

Bill Zima +1-646-308-1707

Email: william.zima@icrinc.com